EXHIBIT 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS
August 3, 2011
Unless otherwise indicated, the financial information presented and discussed in this Management’s Discussion and Analysis (“MD&A”) is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and all comparisons of results for the second quarter of 2011 (three months ended June 30, 2011) are against results for the second quarter of 2010 (three months ended June 30, 2010) and all comparisons of results for first half of 2011 (six months ended June 30, 2011) are against results for the first half of 2010 (six months ended June 30, 2010). All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated.
The following interim MD&A updates our annual MD&A included in our 2010 Annual Report to Shareholders, to which our readers are referred and is as of August 3, 2011. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves, pursuant to the authority delegated to it by the Board of Directors this disclosure. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A. Forward-Looking Statements are outlined after the Outlook, Key Risks and Uncertainties section of this press release.
2011 Second Quarter Operating Results
CONSOLIDATED NET EARNINGS
Agrium’s 2011 second quarter consolidated net earnings (“net earnings”) were $718-million, or $4.54 diluted earnings per share, compared to net earnings of $518-million, or $3.28 diluted earnings per share, for the same quarter of 2010. Net earnings for the first half of 2011 were $889-million, or $5.62 diluted earnings per share, compared to $517-million, or $3.27 diluted earnings per share.
Financial Overview

	Three months ended June 30,				Six months ended June 30,
(Millions of U.S. dollars, except per share amounts and effective tax rate)	2011	2010	$ Change	% Change	2011	2010	$ Change	% Change

Sales	6,198	4,431	1,767	40%	9,152	6,279	2,873	46%
Gross profit	1,675	1,063	612	58%	2,400	1,425	975	68%
Expenses	627	333	294	88%	1,093	666	427	64%
Earnings from continuing operations before finance costs and income taxes (“EBIT”)	1,048	730	318	44%	1,307	759	548	72%
Consolidated net earnings from continuing operations(1)	728	518	210	41%	888	517	371	72%
Consolidated net earnings	718	518	200	39%	889	517	372	72%
Diluted earnings per share from continuing operations	4.60	3.28	1.32	40%	5.62	3.27	2.35	72%
Diluted earnings per share	4.54	3.28	1.26	38%	5.62	3.27	2.35	72%

Effective tax rate	28%	26%	N/A	2%	28%	26%	N/A	2%

(1)	See “Discontinued Operations” below for a discussion of our discontinued operations.

Our consolidated gross profit for the second quarter and first half of 2011 increased by $612-million and $975-million, respectively, primarily due to higher gross profit from all three of our strategic business units, with highlights as follows:
•	An increase in Wholesale’s gross profit of $346-million and $537-million for the second quarter and first half of 2011, respectively, as higher crop pricing drove up demand and selling prices for all major products.

•	The addition of the Landmark Retail operations accounted for an increase of $116-million and $215-million in Retail’s gross profit for the second quarter and first half of 2011, respectively, with over half of the contribution coming from merchandise and other services.

•	Excluding Landmark, Retail’s gross profit increased by $161-million in the second quarter of 2011 and $240-million in the first half of 2011 due to higher fertilizer pricing and higher sales volume for crop protection products and seeds.
The $294-million increase in expenses for the second quarter of 2011 was primarily driven by:
•	Higher Retail selling and general and administrative expenses due to the addition of the Landmark business in the fourth quarter of 2010 and other recent acquisitions.

•	An $81-million increase in expenses for our Other non-operating business unit (see section “Other” for discussion on the drivers behind this increase in expenses).

Our consolidated EBIT increased by $318-million for the second quarter of 2011.

The $427-million increase in expenses for the first half of 2011 was primarily driven by:

•	Higher Retail selling and general and administrative expenses due to the addition of the Landmark business in the fourth quarter of 2010 and other recent acquisitions.

•	A $123-million increase in expenses for our Other non-operating business unit (see section “Other” for discussion on the drivers behind this increase in expenses).
Our consolidated EBIT increased by $548-million for the first half of 2011.

Below is a summary of our other expenses (income) for the second quarter and first half of 2011 and 2010:

	Three months ended June 30,		Six months ended June 30,
(Millions of U.S. dollars)	2011	2010	2011	2010

Realized loss on derivative financial instruments	27	21	75	28
Unrealized (gain) loss on derivative financial instruments	(15)	(29)	(45)	32
Foreign exchange gain	(17)	(6)	(42)	(5)
Potash profit and capital tax	15	1	26	4
Gain on disposal of marketable securities	—	—	—	(52)
Environmental remediation and asset retirement obligations	23	4	24	2
Interest income	(19)	(13)	(33)	(21)
Bad debt expense	22	18	27	24
Other	20	(7)	25	(3)

	56	(11)	57	9

The effective tax rate was 28 percent for the second quarter and first half of 2011 compared to the effective tax rate of 26 percent for the same periods last year. The increase in the effective tax rate was due to the recognition of a previously unrecognized tax benefit in 2010.
BUSINESS SEGMENT PERFORMANCE
Retail
Retail reported record second quarter results this year for sales, gross profit, EBIT and EBITDA. Second quarter sales were $4.6-billion, a 39 percent increase over the $3.3-billion in the second quarter of 2010. Gross profit during the quarter was $996-million, which is significantly greater than the $719-million reported for the same period last year. EBIT also improved to $486-million in the second quarter of 2011, an increase over the $361-million from the second quarter of 2010. Retail’s performance this quarter was due to robust demand for all crop inputs and related services globally, including strong benchmark prices for all major nutrients. The strong second quarter results were achieved despite extremely wet conditions across the U.S. Corn Belt and Western Canada which delayed the spring season significantly.
Crop nutrient sales were $2.1-billion in the second quarter of 2011, compared to $1.4-billion for the same period last year. The increase was attributable to higher nutrient selling prices and sales volumes during the quarter compared to the same period last year. Higher sales volumes were due to the inclusion of the Landmark business which offset slightly lower sales volumes in North America due to challenging weather conditions this spring. Gross profit was $377-million this quarter, compared to $252-million in the second quarter of 2010. Total crop nutrient margins were 18 percent in the second quarter of 2011, similar to the same quarter last year.
North American crop nutrient margins increased to 20 percent this quarter versus 18 percent reported last year due to prudent inventory management and purchases. We anticipate strong North American fall demand as growers continue to focus on maximizing yields and acreage to take advantage of high grain prices and attractive margins.
Crop protection sales were $1.5-billion in the second quarter of 2011, an 18 percent increase over the $1.2-billion in sales during the same period last year. Gross profit this quarter was $325-million, compared with

$274-million in the second quarter of 2010. The increase in both sales and gross profit was due largely to the inclusion of the Landmark business, as well as increased demand for fungicide products related to the wet spring experienced in North America this quarter. Crop protection product margins were 22 percent for the second quarter of 2011, similar to the same period last year.
Seed sales were $687-million in the second quarter of 2011, compared to $588-million in the same period last year. North American sales accounted for almost 70 percent of the increase. Higher sales of corn and cotton seed contributed to this increase in sales as growers shifted acreage to these more profitable crops. Gross profit this quarter was $132-million compared to $106-million in the second quarter of 2010.
Merchandise sales totaled $208-million in the second quarter of 2011 compared to $29-million in the second quarter of 2010. Gross profit from merchandise sales was $27-million in the current quarter compared to $3-million in the same period last year. The increase in sales and gross profit was due primarily to the addition of the Landmark business.
Sales of application and other services were $180-million in the second quarter of 2011 compared to $93-million in the second quarter of 2010. Gross profit totaled $135-million this quarter, compared to $84-million in the second quarter of 2010. The significant increase in sales and gross profit over the previous year was due to the addition of the Landmark livestock and other agency businesses, as well as strong demand for crop application services in North America as a result of high crop prices and a shortened spring planting season.
Retail selling expenses for the second quarter of 2011 were $473-million, compared to $329-million in the same quarter of 2010. The increase was due primarily to the inclusion of the Landmark retail business and recent acquisitions, as well as higher incentive costs related to the current quarter’s excellent results. Selling expenses as a percentage of sales in the second quarter of 2011 were 10 percent, similar to the same period last year.
Wholesale
Wholesale’s sales were $1.7-billion for the second quarter of 2011, the highest second quarter on record, and 54 percent higher than the $1.1-billion achieved in the second quarter of 2010. Gross profit was a record $620-million in the second quarter of 2011, which is more than double the $274-million reported in the same period in 2010. Wholesale also reported a second quarter EBIT of $569-million in 2011, substantially higher than the $276-million earned in the second quarter of 2010. The improvement in earnings was due to higher realized crop nutrient prices and margins, as well as excellent product demand which occurred later in the spring season. The strong second quarter results were achieved despite extremely wet conditions across the U.S. Corn Belt and Western Canada which significantly delayed spring nutrient application.
Nitrogen gross profit was a record $324-million this quarter, more than double the $138-million reported in the same quarter last year due to a combination of higher prices and increased sales volumes. Prices for all nitrogen products were higher on average than last year for both benchmark and Agrium’s realized prices due to strong market fundamentals. Nitrogen sales volumes increased when compared to the same period last year, as higher urea and UAN sales more than offset lower domestic ammonia sales due to the late spring season in North America. As well, higher utilization at the plants achieved an 11 percent average increase in production volumes compared to the same quarter last year. Nitrogen cost of product sold was $274 per tonne this quarter, similar to the $273 per tonne in the second quarter of last year. Nitrogen margins averaged $226 per tonne this quarter, compared with $109 per tonne in the second quarter of last year.
For the second quarter of 2011, Agrium’s average natural gas cost in cost of product sold was $4.00/MMBtu ($4.11MMBtu including the impact of realized losses on natural gas derivatives) compared to $3.91/MMBtu for the same period in 2010 ($4.69/MMBtu including the impact of realized losses on natural gas derivatives). Hedging gains or losses on all gas derivatives are reported below gross profit in other expenses and therefore not included in cost of product sold. The U.S. benchmark (NYMEX) natural gas price for the second quarter of 2011 was $4.36/MMBtu, compared to $4.07/MMBtu in the same quarter last year and $4.14/MMBtu in the first quarter of 2011. The AECO (Alberta) basis differential was a $0.46/MMBtu discount to NYMEX in the second quarter of 2011, which was higher than the second quarter of 2010.
Potash gross profit for the second quarter of 2011 was $165-million, compared to $109-million in the same quarter last year. The significant increase was due to the continued expansion in margins driven by stronger domestic and international prices on tight global supply/demand conditions. Sales volumes were 543,000 tonnes this quarter, compared to 529,000 tonnes in the second quarter of 2010. The increase was due entirely to higher international sales as a result of increased global demand. Domestic sales tonnage was slightly lower than the same period last year due to the delay in the spring season. The cost of product sold was $173 per tonne this quarter, slightly higher than the $161 reported in the same period last year due to increased freight costs and higher labour and maintenance costs. Gross margin on a per tonne basis was $304 this quarter, which represents a substantial increase over the gross margin of $205 per tonne realized during the same quarter in 2010.
Phosphate gross profit was $83-million this quarter, well above the $9-million reported for the second quarter of 2010. The increase was primarily due to higher realized sales prices which averaged $795 per tonne for the quarter, compared to $553 per tonne for the second quarter of 2010. Phosphate sales volumes were also slightly higher than the same period last year. Additionally, our Redwater and Conda plants achieved exceptionally higher production volumes (24 percent and 35 percent respectively) versus the second quarter last year. Phosphate cost of product sold was $475 per tonne, $39 per tonne lower than the same period last year as a result of a major turnaround completed at Agrium’s Redwater, Alberta facility in the second quarter of 2010. The resulting gross margin per tonne was significantly higher at $320 per tonne, versus $39 per tonne in the second quarter of 2010.
Gross profit for product purchased for resale was $22-million, $18-million higher than the second quarter of 2010. This substantial increase was due to significantly higher sales volumes and margins as a result of strong global demand for all three nutrients. Gross margins in the second quarter of 2011 of $22 per tonne were $17 per tonne higher than the same quarter last year.
Second quarter Wholesale expenses were $51-million, $53-million higher than the same period last year. Mark-to-market gains on natural gas and other derivatives were $3-million in the second quarter of 2011 compared to $31-million in gains for the same period in 2010. Realized losses on natural gas and other derivatives were $3-million compared to a loss of $18-million in 2010. Potash profit and capital taxes were $14-million higher this quarter than the same period last year due primarily to higher margins. In addition, higher incentive accruals for this quarter increased Wholesale expenses compared to the same period last year.
Advanced Technologies
Advanced Technologies’(“AAT”) second quarter 2011 gross profit was $37-million compared to $31-million in the second quarter of 2010. This increase in gross profit was due to substantially higher sales volumes of Environmentally Smart Nitrogen (“ESN”) this quarter as a result of new ESN production that came on line during 2010 at our New Madrid facility, which operated at near capacity for the current quarter.
EBIT this quarter was $13-million versus $15-million in the second quarter of 2010. Higher selling and general and administrative costs offset improved sales and resulting gross profit in the second quarter of 2011 compared to the same period last year. Selling and general and administrative costs for AAT were $5-million higher this quarter versus the same period in 2010 due primarily to the expansion of the Direct Solutions sales force as part of our plan to grow our retail sales to turf and ornamental customers, along with related support costs. Other income decreased by $3-million in the second quarter of 2011 compared to the same period last year due to foreign exchange losses and other expense items offsetting higher earnings from our equity ownership in Hanfeng Evergreen Inc.
Other
EBIT for our Other non-operating business unit for the second quarter of 2011 was a loss $20-million, compared to earnings of $78-million for the second quarter of 2010. This change was primarily driven by:
•	A $47-million decrease in share-based payment recovery.

•	An $18-million increase in provision for environmental remediation and asset retirement obligations.

•	A $17-million decrease in gross profit reflecting lower recognition of gross profit on Wholesale products sold to Retail that have been sold to external customers.
EBIT for Other for the first half of 2011 was a loss of $118-million, compared to earnings of $29-million for the same period of 2010. This change in EBIT reflected:
•	A $52-million gain realized from the sale of 1.2 million shares of CF Industries Holdings, Inc. (“CF”) in the first quarter of 2010.

•	A $68-million increase in general and administrative expense due to a $23-million unfavourable change in share-based payment expense and the addition of the AWB business.

•	An increase in net realized and unrealized loss from foreign exchange derivatives of $40-million which were entered into in anticipation of the sale of the Commodity Management businesses to Cargill. This was almost completely offset by a $39-million increase in foreign exchange gain primarily from the remeasurement of intercompany loans.

FINANCIAL CONDITION
The following are changes to working capital on our Condensed Consolidated Balance Sheets in the six-month period ended June 30, 2011.

As at	June 30,	December 31,
(millions of U.S. dollars)	2011	2010	$ Change	% Change	Explanation of the change in balance

Current assets
Cash and cash equivalents	966	635	331	52%	See discussion under the section “Liquidity and Capital Resources”.

Accounts receivable	3,624	1,793	1,831	102%	Increased sales activities during the spring, higher sales prices and higher Retail vendor rebates receivable.

Inventories	2,409	2,502	(93)	(4%)	Inventory draw-down due to increased sales activities during the spring, partially offset by increased product costs.

Prepaid expenses and deposits	197	848	(651)	(77%)	Drawdown of prepaid inventory due to increased sales activities in the spring.

Marketable securities	1	3	(2)	(67%)	—

Assets of discontinued operations	134	1,320	(1,186)	(90%)	The majority of the Commodity Management businesses of AWB was divested in Q2 2011. See discussion under Discontinued Operations.

Current liabilities
Short-term debt	541	517	24	5%	—

Accounts payable	2,950	2,666	284	11%	Increased Retail inventory purchases, in addition to an increase in accrued current income taxes liability. Partially offset by drawdown of customer prepayments during the spring application.

Current portion of long-term debt	53	125	(72)	(58%)	Debentures of $125-million were repaid February 15, 2011 while South America Retail line of credit of $53-million is due in October 2011.

Current portion of other provisions	209	198	11	6%	—

Liabilities of discontinued operations	108	1,020	(912)	(89%)	The majority of the Commodity Management businesses of AWB was divested in Q2 2011. See discussion under Discontinued Operations.

Working capital	3,470	2,575	895	35%

LIQUIDITY AND CAPITAL RESOURCES
Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Condensed Consolidated Statements of Cash Flows:

	Six months ended June 30,
(Millions of U.S. dollars)	2011	2010	Change

Cash provided by (used in) operating activities	76	(77)	153
Cash provided by (used in) investing activities	407	(59)	466
Cash (used in) provided by financing activities	(153)	13	(166)
Effect of exchange rate changes on cash and cash equivalents	12	(5)	17

Increase (decrease) in cash and cash equivalents from continuing operations	342	(128)	470

The sources and uses of cash for the six months ended June 30, 2011 are summarized below:
Cash provided by operating activities — Drivers behind the $153-million increase in source of cash

Source of cash
▪    $464-million resulting from increase in consolidated net earnings from continuing operations adjusted for changes in non-cash items, primarily associated with a $52-million gain on the sale of CF shares in Q1 2010 and a $55-million increase in deferred income taxes which were partially offset by a $77-million adjustment related to unrealized gain/loss on derivative financial instruments.

Use of cash
▪    $313-million increase in non-cash working capital. The increase in non-cash working capital was primarily driven by higher accounts receivable and lower decrease in inventories, partially offset by an increase in accounts payable (for further discussion, see section “Financial Condition”).

Cash used in investing activities — Drivers behind the $466-million increase in source of cash

Source of cash	▪ Proceeds of $694-million from the sale of the majority of the Commodity Management businesses to Cargill in May of 2011 (for further discussion, see section “Discontinued Operations”).

Use of cash	▪ Proceeds of nil received on the sale of marketable securities in the first half of 2011 versus proceeds of $117-million received on the sale of our shares in CF in the first half of 2010;

▪ $60-million increase in capital expenditures.

Cash used in financing activities — Drivers behind the $166-million increase in use of cash

Use of cash	▪ Repayment of $125-million aggregate principal amount of debentures that were due February 15, 2011.

Our short-term debt as at June 30, 2011 is summarized as follows:

Short-term Debt	Total	Unutilized	Utilized

(millions of U.S. dollars)
North American facilities expiring 2012a)	775	775	—
North American accounts receivable securitizationb)	200	200	—
European facilities expiring in 2011 to 2012c)	212	—	212
South American facilities expiring 2011 to 2012	151	48	103
Australian facilities expiring 2011	8	8	—
Australian accounts receivable securitizationb)	267	41	226

	1,613	1,072	541

a)	Outstanding letters of credit issued under our revolving credit facilities at June 30, 2011 were $76-million, reducing credit available under the facilities to $699-million.

b)	For further information, see discussion under the section “Off Balance Sheet Arrangements” on page 55 of our 2010 Annual Report.

c)	Of the total facility, $6-million is secured by accounts receivable.
OUTSTANDING SHARE DATA
The number of Agrium’s outstanding shares as at June 30, 2011 was approximately 158 million. As at June 30, 2011, the number of shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately 0.4 million.
SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

		2011				2010			2009

	Q2	Q1	Q4	Q3	Q2	Q1	Q4 a)	Q3 a)	Q2 a)
Sales	6,198	2,954	2,398	2,066	4,431	1,848	1,442	1,844	4,090
Gross profit	1,675	725	725	498	1,063	362	383	397	890
Consolidated net earnings	728	160	152	61	518	(1)	30	26	370
(loss) from continuing operations
Consolidated net earnings (loss)	718	171	135	61	518	(1)	30	26	370
Earnings (loss) per share from continuing operations
-basic	4.61	1.02	0.97	0.39	3.29	(0.01)	0.19	0.16	2.36
-diluted	4.60	1.02	0.97	0.39	3.28	(0.01)	0.19	0.16	2.35
Earnings (loss) per share
-basic	4.55	1.09	0.86	0.39	3.29	(0.01)	0.19	0.16	2.36

-diluted	4.54	1.09	0.86	0.39	3.28	(0.01)	0.19	0.16	2.35

a)	Presented in accordance with previous Canadian generally accepted accounting principles (“Canadian GAAP”)
The agricultural products business is seasonal in nature. Consequently, sales and gross profit comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to the application season. Cash collections generally occur after the application season is complete in the Americas and Australia. Our recent acquisition of AWB, which has a majority of its earnings from the second and third quarters of the calendar year, may have some impact on comparability.
Effective January 1, 2011, Agrium adopted IFRS as issued by the International Accounting Standards Board. The selected quarterly information for 2011 and 2010 are presented based on IFRS, while those for 2009 are presented based on Canadian GAAP. As such, direct comparison may not be appropriate.

BUSINESS ACQUISITIONS
On December 3, 2010, we acquired 100 percent of AWB, an agribusiness operating in Australia, for $1.2-billion in cash and $37-million of acquisition costs. On May 11, 2011, we completed the sale of the majority of the Commodity Management businesses acquired from AWB, in accordance with an agreement dated December 15, 2010 (for further discussion, see section “Discontinued Operations”). Cash received from the sale was $694-million. We retained the Landmark retail operations, including over 200 company-owned retail locations and over 140 retail franchise and wholesale customer locations in Australia. The acquired business is included in the Retail operating segment.
As part of the acquisition, we acquired a 50 percent interest in Hi-Fert Pty. Ltd. (“Hi-Fert”), over which receivers and administrators have been appointed. Previously recorded amounts have been written off. AWB had provided guarantees for letters of credit of approximately $62-million issued by lenders supporting operations of Hi-Fert. The amount, if any, that we will be required to pay under these guarantees, net of recoveries from a charge over related assets, is not determinable, pending the outcome of bankruptcy and litigation proceedings.
On May 2, 2011, we acquired 100 percent of Cerealtoscana S.p.A. (“CT”), and its subsidiary Agroport, for total consideration of $27-million plus working capital. CT is a fertilizer distribution company in Italy and Agroport is its subsidiary in Romania. The acquired business is included in the Wholesale operating segment.
DISCONTINUED OPERATIONS
Discontinued operations include the operation of Commodity Management businesses and AWB Harvest Finance Limited sold on May 11, 2011. Also included are the operations and assets and liabilities of the Commodity Management businesses not included in the sale. We have agreed to various terms and conditions and indemnifications pursuant to the sale of the Commodity Management business, including an indemnity by AWB for litigation related to the Oil-For-Food Programme, as described in note 2 of our Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2011.
Net loss from discontinued operations was $10-million for the second quarter of 2011 and net earnings of $1-million for the first half of 2011, compared to nil in the same periods of 2010.
NON-IFRS FINANCIAL MEASURES
In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share reported in accordance with IFRS, we make reference to EBITDA (earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization). We consider EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.
EBITDA is not a recognized measure under IFRS, and our method of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to net earnings from continuing operations as determined in accordance with IFRS.

The following table is a reconciliation of EBITDA to consolidated net earnings from continuing operations as calculated in accordance with IFRS:

	Three Months Ended June 30,
			2011					2010

			Advanced					Advanced
(millions of U.S. dollars)	Retail	Wholesale	Technologies	Other	Consolidated	Retail	Wholesale	Technologies	Other	Consolidated

EBITDA	529	617	18	(19)	1,145	388	339	20	80	827
Depreciation and amortization	43	48	5	1	97	27	63	5	2	97

EBIT	486	569	13	(20)	1,048	361	276	15	78	730

Finance costs related to long-term debt					(24)					(22)
Other finance costs					(12)					(7)
Income taxes					(284)					(183)

Consolidated net earnings from continuing operations					728					518

	Six Months Ended June 30,
			2011					2010

			Advanced					Advanced
(millions of U.S. dollars)	Retail	Wholesale	Technologies	Other	Consolidated	Retail	Wholesale	Technologies	Other	Consolidated

EBITDA	554	1,029	19	(112)	1,490	347	521	23	33	924
Depreciation and amortization	83	83	11	6	183	54	98	9	4	165

EBIT	471	946	8	(118)	1,307	293	423	14	29	759

Finance costs related to long-term debt					(51)					(45)
Other finance costs					(25)					(14)
Income taxes					(343)					(183)

Consolidated net earnings from continuing operations					888					517

ACCOUNTING STANDARDS AND CRITICAL ACCOUNTING ESTIMATES
Please refer to note 1 of our Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2011 for our significant accounting policies and critical accounting estimates, which includes, among others, purchase price allocations in business combinations; collectability of receivables; rebates; net realizable value of inventory; estimated useful lives and impairment of long-lived assets; goodwill impairment testing; allocation of acquisition purchase prices; asset retirement obligations; environmental remediation; employee future benefits; share-based payments; income taxes; fair value of financial assets and liabilities; and, amounts and likelihood of contingencies.

BUSINESS RISKS
The information presented on risk management and key business risks on pages 70 — 79 in our 2010 Annual Report has not changed materially since December 31, 2010.
CONTROLS & PROCEDURES
There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
OUTLOOK, KEY RISKS AND UNCERTAINTIES
Global agricultural fundamentals and markets were strong in the second quarter of 2011. The FAO food price index reached an all-time record in April 2011, not only showing very widespread strength among crop prices, but also record meat prices and historically high dairy prices. U.S. cash corn prices in the second quarter of 2011 were the highest on record. Looking ahead, the outlook for agricultural markets remains positive. Despite revisions upward in both corn ending stocks and 2011 planted area, the United States Department of Agriculture (USDA) projects that stocks of corn at the end of 2010/11 and 2011/12 will amount to less than 30 days consumption, which is very tight by historical standards.
The global macroeconomic situation presents some risks which have the potential to impact agricultural markets. Significant uncertainty surrounds the outcome of sovereign debt problems in Greece and Portugal, among other European nations and the record high U.S. government debt levels.
Crop protection markets remain competitive, but margins have stabilized in recent months. Demand for crop protection products in North America has been strong due to attractive grower economics and improving crop conditions in several areas of North America. We are expecting strong 2011 winter wheat seed and 2012 corn and cotton seed sales based on a favorable outlook for prices and seeded area.
Nitrogen markets rose throughout the second quarter of 2011 driven by tight supplies and strong demand. The Chinese government imposed a sliding scale export tax in place of the 7 percent flat tax applied to exports during the low-tax period in 2010. The uncertainty around the new punitive sliding scale export tax reduced the volume of Chinese exports offered for sale prior to July 1, 2011. While it is uncertain how much urea China will export in the July through October export period, analysts project that full-year 2011 exports will be about half of 2010 levels, when exports exceeded 7 million tonnes. Global urea import demand was strong in the second quarter. In the January through May 2011 period, Brazilian urea imports rose at a record pace and were up 29 percent compared with 2010. Meanwhile, Indian urea imports were up over 40 percent from 2010 levels during January through May 2011. The outlook for nitrogen in the second half of 2011 is positive, driven by the expectation of continued import demand strength and lower exports from China than a year ago.
The global phosphate supply and demand balance tightened during the second quarter, despite the onset of the Chinese DAP/MAP export season beginning June 1. Similar to urea, the Chinese government instituted a sliding scale export tax on DAP/MAP exports. China is an important source of phosphate to India and the reduction in available Chinese export supplies has contributed to a tightening in global phosphate supplies. Global phosphate export supplies have also been reduced by production shut-downs in Tunisia, where political unrest has disrupted phosphate rock supply. Brazilian DAP/MAP imports are up 75 percent in the January through May period in 2011 versus 2010 and have been a major driver of phosphate market strength over the past couple of months. Looking ahead to the second half of 2011, India is expected to make significant purchases and South American demand is normally the highest during the July through October period. From a supply perspective, producers entered the second half with low inventories according to The Fertilizer Institute (TFI). U.S. DAP/MAP inventories were reported to be down 31 percent compared to June 2010 levels and 28 percent below the five year average in June 2011. The Ma’aden Phosphate Company has started producing small volumes of DAP at its Saudia Arabian phosphate plant. The first vessel is expected to ship in August, but significant export volumes are not expected until 2012.
The global potash market continued to strengthen in the second quarter. Globally, current potash supplies are tight. North American potash producers produced at 95 percent of previous monthly peak production through the first half of 2011 according to TFI data. High capacity utilization rates have not rebuilt potash inventories, and TFI data for June 2011 showed North American potash inventories were 14 percent below May 2011 levels and 27 percent below both June 2010 and five year average levels. Global demand for potash is strong, with Brazilian imports of potash 48 percent higher in 2011 versus 2010 levels in the January through May period. China has negotiated supply agreements for the second half of 2011 at significantly higher prices than first half levels. The timing of an Indian potash supply agreement remains uncertain, but analysts report that domestic inventories are extremely tight and new supplies are needed, which may be a challenge in the short term due to tight global export supplies.
Forward-Looking Statements
Certain statements and other information included in this MD&A constitute “forward looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this MD&A, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; and other plans, strategies, objectives and expectations, including with respect to future operations of Agrium. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.
All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include Agrium’s ability to successfully integrate and realize the anticipated benefits of its acquisitions, including the acquisition of retained AWB businesses.
Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict. Additionally, there are risks associated with Agrium’s recent acquisition of AWB, including: size and timing of expected synergies could be less favourable than anticipated; AWB is subject to dispute and litigation risk (including as a result of being named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme), as well as counterparty and sovereign risk; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.
Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.